SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Diamond Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

252603105

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM PF/FF Adamantine Holdings, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)

	8	Shared Voting Power

	9	Sole Dispositive Power 4,420,859 (See Item 5)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person OO (Limited Company)

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Principal Fund V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,902,736 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,902,736 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,736

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person PN

* Solely in its capacity as a shareholder of OCM PF/FF Adamantine Holdings, Ltd.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Principal Fund V (Parallel), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 782,492 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 782,492 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 782,492

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person PN

* Solely in its capacity as a shareholder of OCM PF/FF Adamantine Holdings, Ltd.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree FF Investment Fund, L.P. - Class A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 735,631 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 735,631 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 735,631

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person PN

* Solely in its capacity as a shareholder of OCM PF/FF Adamantine Holdings, Ltd.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* PN, IA

* Solely in its capacity as the duly elected Director of OCM PF/FF Adamantine Holdings, Ltd., Oaktree FF Investment Fund GP Ltd. and Oaktree Principal Fund V GP Ltd. and the investment manager of Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P. and Oaktree FF Investment Fund, L.P.- Class A.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4

14	Type of Reporting Person* CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Principal Fund V GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,685,228 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,685,228 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,228

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.7%

14	Type of Reporting Person* PN

* Solely in its capacity as the general partner of Oaktree Principal Fund V, L.P. and Oaktree Principal Fund V (Parallel), L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Principal Fund V GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,685,228 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,685,228 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,228

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.7%

14	Type of Reporting Person* OO (Limited Company)

* Solely in its capacity as the general partner of Oaktree Principal Fund V GP, L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree FF Investment Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 735,631 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 735,631 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 735,631

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person* PN

* Solely in its capacity as the general partner of Oaktree FF Investment Fund, L.P. — Class A.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree FF Investment Fund GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 735,631 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 735,631 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 735,631

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person* OO

* Solely in its capacity as the general partner of Oaktree FF Investment Fund GP, L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* PN

* Solely in its capacity as the sole shareholder of Oaktree Principal Fund V GP Ltd. and Oaktree FF Investment Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. 252603105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,420,859 (See Item 5)*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,420,859 (See Item 5)*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,420,859

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 16.4%

14	Type of Reporting Person* OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on March 1, 2013 (the “Schedule 13D”) jointly by OCM PF/FF Adamantine Holdings, Ltd., a Cayman Islands limited company (the “Investor”), Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), Oaktree FF Investment Fund, L.P. - Class A, a Cayman Islands exempt limited partnership (“FFA”), Oaktree Principal Fund V, L.P., a Cayman Islands exempt limited partnership (“PF5”), Oaktree Principal Fund V (Parallel), L.P., a Cayman Islands exempt limited partnership (“PF5 Parallel,” and together with PF5 and FFA, collectively, the “Oaktree Funds”), Oaktree FF Investment Fund GP, L.P., a Cayman Islands exempt limited partnership (“FFA GP LP”), Oaktree FF Investment Fund GP Ltd., a Cayman Islands exempt company (“FFA GP Ltd”), Oaktree Principal Fund V GP, L.P., a Cayman Islands exempt limited partnership (“PF5 GP LP,” and together with FFA GP LP, collectively, the “Fund GPs”), Oaktree Principal Fund V GP Ltd., a Cayman Islands exempt company (“PF5 GP Ltd”), Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with the Investor, the Oaktree Funds, OCM, Holdings Inc., the Fund GPs, FFA GP Ltd, PF5 GP Ltd, GP I, Capital I, Holdings I, Holdings LLC and OCG, collectively, the “Reporting Persons”, and each individually, a “Reporting Person”).  This Amendment No. 1 is being jointly filed by the Reporting Persons.

Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On May 29, 2012, Diamond Foods, Inc., a Delaware corporation (the “Issuer”) and the Investor closed the transactions contemplated by that certain Securities Purchase Agreement, dated as of May 22, 2012, by and between the Issuer and the Investor (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Issuer sold and the Investor acquired $150.0 million aggregate principal amount of its 12% Senior Notes due 2020 (the “Senior Note”), $75.0 million aggregate principal amount of its 12% Redeemable Senior Notes due 2020 (the “Redeemable Note” and together with the Senior Note, the “Notes”) and warrants (the “Warrants”) to purchase up to 4,420,859 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) at an exercise price of $10.00 per share.  The Investor acquired the Notes and the Warrants for an aggregate purchase price of $218.25 million. The Warrants became exercisable on March 1, 2013 and the Warrants will expire on May 29, 2019.

In connection with the Issuer’s planned refinancing of the Notes and existing indebtedness outstanding under the Issuer’s senior secured credit facility, the Issuer and the Investor entered into that certain Warrant Exercise Agreement dated February 9, 2014 (the “Warrant Exercise Agreement”), pursuant to which the Investor agreed to exercise in full the Warrants by paying the exercise price of approximately $44.2 million less a cash exercise and contractual modification inducement fee of $15.0 million.

On February 19, 2014, the Issuer refinanced the Notes and the existing indebtedness outstanding under its senior secured credit facility and issued 4,420,859 shares of Common Stock (the “Shares”) to the Investor in connection with the exercise in full of the Warrants.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Shares were acquired for investment purposes and for the purposes described below.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Investor or by other affiliated investment funds and accounts or whether the Investor or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All percentages calculated in this Schedule 13D are based upon an aggregate of 26,895,982 shares of Common Stock outstanding, which includes (i) 22,475,123 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2013 and (ii) the 4,420,859 Shares issued upon exercise of the Warrants.

The Investor directly holds the Shares and has sole power to dispose of the Shares and to vote with respect to the Shares.

The Oaktree Funds collectively own all of the outstanding equity interests of the Investor, have the ability to direct the investment decisions of the Investor, including the power to vote and dispose of securities held by the Investor; therefore, the Oaktree Funds may be deemed to share indirect beneficial ownership of the Shares held by the Investor.

OCM, in its capacity as the duly appointed investment manager of the Oaktree Funds, has the ability to direct the investment decisions of the Oaktree Funds, including the power to vote and dispose of securities held by the Investor; therefore, OCM may be deemed to beneficially own the Shares held by the Investor.

Holdings Inc., in its capacity as the general partner of OCM, has the ability to direct the management of OCM’s business, including the power to direct the decisions of OCM regarding the vote and disposition of securities held by the Investor; therefore, Holdings Inc. may be deemed to beneficially own the Shares held by the Investor.

FFA GP LP, in its capacity as the general partner of FFA and PF5 GP LP, in its capacity as the general partner of PF5 and PF5 Parallel, have the ability to direct the management of the business of the Oaktree Fund(s) for which they serve as general partner, including the power to direct the decisions of the respective Oaktree Fund(s) regarding the vote and disposition of securities held by the Investor; therefore, the Fund GPs may be deemed to share indirect beneficial ownership of the Shares held by the Investor.

FFA GP Ltd, in its capacity as the general partner of FFA GP LP and PF5 GP Ltd, in its capacity as the general partner of PF5 GP LP, have the ability to direct the management of the business of the Fund GP for which they serve as general partner, including the power to direct the decisions of the respective Fund GP regarding the vote and disposition of securities held by the Investor; therefore, FFA GP Ltd and PF5 GP Ltd may be deemed to share indirect beneficial ownership of the Shares held by the Oaktree Fund.

GP I, in its capacity as the sole shareholder of FFA GP Ltd and PF5 GP Ltd, has the ability to appoint and remove directors of these entities and, as such, may indirectly control the decisions of such entities regarding the vote and disposition of securities held by the Investor; therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Investor; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Investor; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Investor; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by the Investor. Additionally OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held by the Investor.  Therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Investor; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by the Investor.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Investor, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investor.

To the knowledge of the Reporting Persons, none of the Covered Persons (other than the Investor) directly owns any Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of Shares beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

In connection with the original issuance of the Notes and Warrants, the Issuer and the Investor entered into a registration rights agreement (the “Registration Rights Agreement”).  Subject to certain exceptions, the Registration Rights Agreement provides that upon a request from the holders of a majority of the registrable Shares (“Registrable Securities”), the Issuer shall use its reasonable efforts to cause a registration statement covering the Registrable Securities to be filed. Additionally, if the Issuer proposes to register any of its Common Stock in connection with a public offering solely for cash, other than certain customary exclusions, the holders of Registrable Securities may request to be included in such registration.

Pursuant to the Warrant Exercise Agreement, so long as the Investor (or its affiliates) own 10% of the Issuer’s outstanding Common Stock, the Investor will be entitled to nominate one member of the Issuer’s Board of Directors.

Each Fund GP, as the general partner of the applicable Oaktree Fund(s), has a carried interest in the Oaktree Fund(s) for which it is the general partner.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Investor.

Item 7.           Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Amendment No. 1 to Schedule 13D:

Exhibit 1-                                           A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of February 20, 2014.

OCM PF/FF ADAMANTINE HOLDINGS, LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE PRINCIPAL FUND V, L.P.

By: Oaktree Principal Fund V GP, L.P.
Its: General Partner

By: Oaktree Principal Fund V GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE PRINCIPAL FUND V GP, L.P.

By: Oaktree Principal Fund V GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE PRINCIPAL FUND V GP LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE PRINCIPAL FUND V (PARALLEL), L.P.

By: Oaktree Principal Fund V GP, L.P.
Its: General Partner

By: Oaktree Principal Fund V GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE FF INVESTMENT FUND, L.P. - CLASS A

By: Oaktree FF Investment Fund GP, L.P.
Its: General Partner

By: Oaktree FF Investment Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE FF INVESTMENT FUND GP, L.P.

By: Oaktree FF Investment Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE FF INVESTMENT FUND GP LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE FUND GP I, L.P.

By: Oaktree Capital I, L.P.
Its: General Partner

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director, Associate General Counsel and Assistant Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Senior Vice President